                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d - 101)

           Information To Be Included In Statements Filed Pursuant To
      Rule 13d-1(a) And Amendments Thereto Filed Pursuant To Rule 13d-2(a)

                              (Amendment No. 2)(1)

                         THE PEREGRINE REAL ESTATE TRUST
                                (Name of Issuer)

                      COMMON SHARES OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                    713662013
                                 (CUSIP Number)

                                   James Evert
                            Assistant General Counsel
                   The Prudential Insurance Company of America
                       Four Embarcadero Center, Suite 2700
                         San Francisco, California 94111
                                  May 26, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 713662013                    13D                    Page 1 of 2 Pages

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /   (b) /X/

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                  N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW JERSEY

                                             7        SOLE VOTING POWER
                                                      5,387,989

NUMBER OF SHARES
BENEFICIALLY OWNED                           8        SHARED VOTING POWER
BY EACH REPORTING PERSON WITH                         0

                                             9        SOLE DISPOSITIVE POWER
                                                      5,387,989

                                             10       SHARED DISPOSITIVE POWER
                                                      0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                           5,387,989

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                      / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           23.9%

14       TYPE OF REPORTING PERSON*
                           BD, IC, IA

----------
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 713662013                     13D                   Page 2 of 2 Pages

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  GATEWAY RECOVERY TRUST

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /   (b) /X/

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                                             7        SOLE VOTING POWER
                                                       3,744,653

NUMBER OF SHARES
BENEFICIALLY OWNED                           8        SHARED VOTING POWER
BY EACH REPORTING PERSON WITH                         0

                                             9        SOLE DISPOSITIVE POWER
                                                      3,744,653

                                             10       SHARED DISPOSITIVE POWER
                                                      0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                           3,744,653

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                      / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           16.6%

14       TYPE OF REPORTING PERSON*
                           OO

----------
*SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.  SECURITY AND ISSUER.

         The equity securities to which this Statement on Schedule 13D relates are the Common Shares of Beneficial Interest (the "Common Shares") of The Peregrine Real Estate Trust, a California real estate investment trust, d.b.a. WinShip Properties (the "Issuer"), with its principal executive offices located at 1300 Ethan Way, Suite 200, Sacramento, California 95825.

 ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed on behalf of

         (1) The Prudential Insurance Company of America, a New Jersey corporation ("Prudential").

         (2)   The Gateway Recovery Trust, a Delaware Business Trust
("Gateway").

         Prudential is a New Jersey corporation. Prudential is an insurance company. The address of Prudential is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102-3777.

         Gateway is a Delaware business trust which owns debt and equity securities. Prudential is the asset manager and principal beneficiary of Gateway. The address of Gateway is Four Gateway Center, 9th Floor, Newark, New Jersey 07102.

         (a)-(c) & (f)

         (i) The executive officers of Prudential are listed below. The principal business address for each executive officer is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102-3777. Each executive officer is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS

Arthur F. Ryan                     Chairman of the Board, Chief
                                   Executive Officer and
                                   President

Vivian L. Banta                    Executive Vice President,
                                   Individual Financial Services

Michele S. Darling                 Executive Vice President,
                                   Corporate Governance and
                                   Human Resources
                                     (Canadian Citizen)

Robert C. Golden                   Executive Vice President,
                                   Operations & Systems

Mark B. Grier                      Executive Vice President,



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                                   Financial Management

Jean D. Hamilton                   Executive Vice President,
                                   Institutional

Rodger A. Lawson                   Executive Vice President,
                                   International Investment and
                                   Global Marketing Communications

Kiyofumi Sakaguchi                 Executive Vice President,
                                   International Insurance

John R. Strangfeld, Jr.            Executive Vice President,
                                   Global Asset Management

Hardwick Simmons                   President and Chief Executive Officer,
                                   Prudential Securities Incorporated

Richard J. Carbone                 Senior Vice President and Chief
                                   Financial Officer

John M. Liftin                     Senior Vice President and
                                   General Counsel

         Schedule I attached hereto and incorporated herein sets forth with respect to each director of Prudential his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         Prudential is the asset manager of Gateway and, as such, has discretion to make substantially all decisions with respect to the debt and equity securities owned by Gateway. In addition, Prudential is the principal beneficiary of Gateway. Prudential's executive officers and directors are as set forth elsewhere herein. The sole trustee of Gateway is Chase Manhattan Bank Delaware. The address of Chase Manhattan Bank Delaware is 1201 Market Street, Wilmington, Delaware 19801.

               (d)-(e)

         During the last five years, neither Prudential, Gateway nor, to the best of their knowledge, any of their respective executive officers, trustees or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.    PURPOSE OF TRANSACTION.


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         On May 26, 2000, Prudential and Gateway (collectively, the
"Prudential Entities") sold to OCM Real Estate Opportunities Fund II, L.P. $4,281,162.80 in aggregate principal amount of 8.5% Senior Secured Notes due October 1, 2000 ("Notes") issued by the Issuer. In connection with such sale, and following discussions with the Issuer, each of Oaktree Capital Management, LLC as investment manager of Gryphon Domestic VII, LLC Separate Account ("Oaktree"), OCM Real Estate Opportunities Fund A, L.P. ("Real Estate Fund A"), OCM Real Estate Opportunities Fund B, L.P. (together with Oaktree and Real Estate Fund A, the "Oaktree Entities"), TCW Special Credits Fund IV ("Fund IV"), TCW Special Credit Plus Fund ("Plus Fund"), TCW Special Credits Trust IV ("Trust IV"), TCW Special Credits Trust IVA ("Trust IVA"), TCW Special Credits, as investment manager of the Weyerhaeuser Company Master Retirement Trust Separate Account and (together with Fund IV, Plus Fund, Trust IV and Trust IVA, the "TCW Related Entities") and the Prudential Entities executed a Shareholders' Agreement (the "Shareholders' Agreement") pursuant to which each such party agreed to contribute the shares of beneficial interest of the Issuer held by such entity to a newly-formed entity that will be wholly-owned by the Oaktree Entities, the TCW Related Entities and the Prudential Entities ("Newco") and to vote in favor of a merger between the Issuer and Newco pursuant to which each holder of Common Shares other than Newco will receive cash consideration and following which the Issuer will be eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act of 1934, as amended. The initial term of such agreement to contribute Common Shares of the Issuer to Newco and vote in favor of the merger continues until December 31, 2000, and such agreement will continue for successive six month terms unless terminated not less than one month prior to the expiration of the initial term or the applicable successive term.

         The filing of this statement should not be construed as an admission that the Prudential Entities are, for purposes of Section 13, a member of a group or the beneficial owner of shares held by any person other than the Prudential Entities, and the Prudential Entities expressly disclaim being members of a group with the Oaktree Entities and/or the TCW Related Entities.

         The Prudential Entities intend to review on a continuing basis their respective investments in the Common Shares and may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional Common Shares in the open market or in privately negotiated transactions. Depending on the factors discussed herein, the Prudential Entities may, from time to time, retain or sell all or a portion of its holdings of the Common Shares in the open market or in privately negotiated transactions and such open market and privately negotiated purchases or sales may be made at any time without further prior notice. Any actions that the Prudential Entities might undertake with respect to the Common Shares will be dependent upon their review of numerous factors, including, among other things, the availability of Common Shares for purchase and the price levels of such Common Shares, general market and economic conditions as well as those in the areas in which the Issuer's properties are located, ongoing evaluation of the Issuer's business, financial condition, properties, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Trustees of the Issuer, and other future developments.

         The Prudential Entities plan to continue to review various alternatives available to enhance the value of the Issuer and its assets and engage in discussions with other creditors and shareholders of the Issuer regarding such alternatives. Such review and discussions may result in a decision by the

Prudential Entities to pursue in cooperation with the Issuer and/or other creditors and shareholders of the Issuer one or more restructuring options.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) Prudential directly holds 1,643,336 shares of the Issuer's Common Shares in a separate account and may be deemed to beneficially own an additional 3,744,653 shares of the Issuer's Common Shares owned by Gateway, for a total of 5,387,989 Common Shares or approximately 23.9% of the Issuer's outstanding Common Shares.

         Gateway beneficially owns 3,744,653 of the Issuer's Common Shares or approximately 16.6% of the Issuer's outstanding Common Shares.

         (b) Prudential has the sole power to vote and dispose, or direct the disposition, of 5,387,989 of the Issuer's Common Shares, including the sole power to direct the voting and disposition of Gateway's Common Shares in its capacity as asset manager and principal beneficiary of Gateway.

         (c) Not applicable.

         Except as discussed above, neither Prudential, Gateway nor, to the best of their knowledge, any of their respective officers, trustees or directors have effected any other transactions involving the Issuer's Common Shares during the last 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On May 26, 2000, the Prudential Entities sold to OCM Real Estate Opportunities Fund II, L.P. $4,281,162.80 in aggregate principal amount of 8.5% Senior Secured Notes due October 1, 2000 issued by the Issuer. In connection with such sale, each of the Oaktree Entities, the TCW Related Entities and the Prudential Entities executed a Shareholders' Agreement pursuant to which each such party agreed to contribute the shares of beneficial interest of the Issuer held by such entity to a newly-formed entity that will be wholly-owned by the Oaktree Entities, the TCW Related Entities and the Prudential Entities and to vote in favor of a merger between the Issuer and Newco pursuant to which each holder of Common Shares other than Newco will receive cash consideration and following which the Issuer will be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended. The initial term of such agreement to contribute Common Shares of the Issuer to Newco and vote in favor of the merger continues until December 31, 2000, and such agreement will continue for successive six month terms unless terminated not less than one month prior to the expiration of the initial term or the applicable successive term.

         The Oaktree Entities, the TCW Related Entities and the Prudential Entities agreed in the Shareholders' Agreement that if the Oaktree Entities and TCW Related Entities elect to transfer a number of Common Shares equal to 75% or more of the aggregate number of Common Shares held by the Oaktree Entities and TCW Related Entities as of the date of the Shareholders' Agreement to any person other than an affiliate, then the acquiring entity may have the right at its option to simultaneously purchase all of the Common Shares then held by the Prudential Entities. The Prudential Entities also agreed to vote all Common Shares held by the Prudential Entities in favor of any merger, consolidation or similar transaction pursuant to which the Oaktree Entities and the TCW Related Entities would transfer 75% or more of the Common Shares held by such entities if such transaction is voted for by such entities. Each of the Oaktree Entities and TCW Related Entities agreed that the Prudential Entities would have the right to sell a pro rata portion of their Common Shares in the event of the sale by the Oaktree Entities and TCW Related Entities of Common Shares held by such entity except for transfers by such entities that in the aggregate result in a transfer of 25% or less of the Common Shares held by such entities as of the date of the Shareholders' Agreement (in which case all subsequent transfers will be subject to the rights of the Prudential Entities to tag along), sales on a national securities exchange, automated quotation system or over the counter system and certain transfers to partners or affiliates of such entities.

            Prudential directly holds 1,643,336 of the Common Shares in a separate account. Prudential receives a fee with respect to the Common Shares held in the separate account. Gateway holds an additional 3,744,653 Common Shares. Prudential is the asset manager and principal beneficiary of Gateway and, in its capacity as asset manager, has the sole power to direct the voting and disposition of the Common Shares held by Gateway. Prudential, as asset manager of Gateway, receives a fee for managing the assets of Gateway. An additional 495 Common Shares are held by Prudential Securities, Inc., a Delaware corporation and subsidiary of Prudential, in a proprietary account and 46 Common Shares are held by Prudential Securities, Inc. in a discretionary account. Prudential also receives a fee with respect to the Common Shares held in the separate accounts.

         On May 30, 1997, the TCW Related Entities and Prudential entered into an agreement pursuant to which the TCW Related Entities agreed that at such time as Prudential identified an individual to serve as a trustee on the Board of Trustees of the Issuer, the TCW Related Entities would (i) use commercially reasonable efforts to cause a Trustee of the Issuer nominated by TCW Related Entities to resign and (ii) vote all of the shares of common stock held by the TCW Related Entities, or cause the Board of Trustees of the Issuer to take all necessary action, to elect the individual identified by Prudential to the Board of Trustees of the Issuer. Although not parties to the letter agreement, the Oaktree Entities subsequently indicated that they intended to vote their Common Shares in favor of the trustee nominated by Prudential. At a meeting of the Board of Trustees on October 7, 1997, Michael Joseph was elected to the Board of Trustees as the designee of Prudential. Prudential intends to advise the TCW Related Entities in writing that they are released from their undertakings in the May 30, 1997 agreement. As a result, if Mr. Joseph remains on the Issuer's Board of Trustees he will no longer be acting as a designee of Prudential.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT 1         Joint Filing Agreement.

EXHIBIT 2 Shareholders' Agreement dated as of May 26, 2000 among the Issuer, the TCW Related Entities, the Oaktree Entities and the Prudential Entities.

                                   SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth herein, complete and correct.

Dated as of the 31st day of May 2000.

THE PRUDENTIAL INSURANCE COMPANY
OF AMERICA

By:   /s/ Gwendolyn Foster
   ----------------------------
     Name:  Gwendolyn Foster
     Title: Vice President

GATEWAY RECOVERY TRUST

By:      The Prudential Insurance Company
         Of America, its Asset Manager

By:   /s/ Gwendolyn Foster
   ----------------------------
     Name:  Gwendolyn Foster
     Title: Vice President

                                   SCHEDULE I

            DIRECTORS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

DIRECTORS

Each director is a citizen of the United States of America unless otherwise specified below:

                               Principal Occupation
Name                           Title                  Address
----------------------------  ---------------------- ---------------------------
Franklin E. Agnew              Business Consultant    600 Grant Street
                                                      Suite 660
                                                      Pittsburgh, PA  15219

Frederic E. Becker             President              Wilentz Goldman & Spitzer
                                                      90 Woodbridge Center Drive
                                                      Post Office Box 10
                                                      Woodbridge, NJ  07095

Gilbert F. Casellas            President and COO      The Swarthmore Group, Inc.
                                                      1646 West Chester Pike
                                                      Suite 3
                                                      West Chester, PA 19382

James G. Cullen                President and CEO      Bell Telecom Atlantic Corp.
                                                      1310 North Court House Road,
                                                      11th Floor
                                                      Arlington, VA  22201

Carolyne K. Davis              Retired Independent    Ernst & Young
                               Health Care Advisor    1225 Connecticut Avenue, NW
                                                      Washington, DC  20036


Roger A. Enrico                Chairman and CEO       PepsiCo
                                                      700 Anderson Hill Road
                                                      Purchase, NY 10577

Allan D. Gilmour               Retired Vice Chairman, The Prudential Insurance
                               Ford Motor Company     Company of America
                                                      751 Broad Street
                                                      Newark, NJ  07012-3777

William H. Gray III            President and CEO      United Negro College
                                                      Fund, Inc.
                                                      8260 Willow Oaks Corp. Drive
                                                      P.O. Box 10444
                                                      Fairfax, VA  22031-4511

Jon F. Hanson                  Chairman               Hampshire Management
                                                      Company



                                                      235 Moore Street,
                                                      Suite 200
                                                      Hackensack, NJ  07601

Glen H. Hiner                  Chairman and CEO       Owens-Corning Corporation
                                                      One Ownens Corning Parkway
                                                      Toledo, OH  43659

Constance J. Horner            Guest Scholar          The Brookings Institution
                                                      1775 Massachusetts Avenue, NW
                                                      Washington, DC  20036-2188

Gaynor N. Kelley               Retired Chairman       Perkins Elmer Corporation
                                                      751 Broad Street, 23rd Floor
                                                      Newark, NJ  07102

Burton G. Malkiel              Professor of Economics Princeton University
                                                      Dept. of Economics
                                                      110 Fisher Hall
                                                      Prospect Avenue
                                                      Princeton, NJ  08544-1021

Ida S. Schmertz                Consultant             90 Riverside Drive
                                                      New York, NY 10024

Charles R. Sitter              Retired President      Exxon Corporation
                                                      5959 Las Colinas Boulevard
                                                      Irving, TX  75039-2298

Donald L. Staheli              Retired Chairman and   Continental Grain Company
                                CEO                   277 Park Avenue
                                                      New York, NY  10172

Richard M. Thomson             Retired Chairman and   The Toronto-Dominion Bank
                                CEO                   11th Floor TD Tower
                               (Canadian Citizen)     Toronto-Dominion Centre
                                                      Toronto, Ontario
                                                      Canada M5K  1A2

James A. Unruh                 Principal              Alerion Capital Group, L.L.C.
                                                      7600 Doubletree Ranch Road
                                                      Suite 240
                                                      Scottsdale, AZ 95258

P. Roy Vagelos, M.D.           Retired Chairman and   Merck & Co., Inc.
                                CEO                   One Crossroads Drive
                                                      Building A, 3rd Floor
                                                      Bedminster, NJ  07921

Stanley C. Van Ness, Esq.      Partner                Herbert, Van Ness, Cayci &
                                                        Goodell
                                                      22 Chambers Street



                                                       Princeton, NJ  08542

Paul A. Volcker                Director and Consultant Wolfensohn & Co., Inc.
                                to various companies   599 Lexington Avenue
                               Former Chairman         New York, NY  10022

Joseph H. Williams             Director                The Williams Companies, Inc.
                                                       One Williams Center
                                                       Tulsa, OK  74172